FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-144414

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4 DATED FEBRUARY 18, 2010

TO THE PROSPECTUS DATED APRIL 30, 2009

This document supplements, and should be read in conjunction with, our prospectus dated April 30, 2009 relating to our offering of 375,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 20, 2009, supplement no. 2 dated August 20, 2009 and supplement no. 3 dated November 16, 2009. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	an amendment to our share redemption program; and

•	the termination of insurance-backed funding for our share redemption program.

Amendment to Share Redemption Program

On February 18, 2010, our stockholders approved an amendment to our share redemption program (“SRP”). The amendment imposes a limit on the amount of funds that we can pay to redeem shares in connection with the death of stockholders in a particular calendar year. Prior to the amendment, which will become effective by April 30, 2010, we honored all redemption requests made within two years of a stockholder’s death while the aggregate amount that we paid for all other redemptions could not exceed 100% of the net proceeds from our dividend reinvestment plan during the then-current calendar year. As a result of the stockholder-approved amendment, our SRP will limit all redemptions during any calendar year, including those sought within two years of a stockholder’s death, to those that can be funded from 100% of the net proceeds from our dividend reinvestment plan during that calendar year.

The other limits on our ability to redeem shares under the SRP remain unchanged by the amendment. Generally, if we cannot repurchase all shares presented for redemption in any period because of the limitations set forth in the SRP, we will honor redemption requests on a pro rata basis. As amended, such pro rata basis would be as follows:

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First, if necessary, we would limit requests for Ordinary Redemptions (redemptions other than those sought within two years of a stockholder’s death or those sought in connection with a stockholder’s “qualifying disability” as defined in the SRP) on a pro rata basis so that the amount paid for Ordinary Redemptions during the then-current calendar year would not exceed 50% of the net proceeds from sales under our dividend reinvestment plan during such calendar year. Requests precluded by this test would not be considered in the tests below.

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Second, if necessary, we would limit requests for Ordinary Redemptions and those upon the qualifying disability of a stockholder on a pro rata basis so that the aggregate of such redemptions during any calendar year do not exceed 5% of the weighted-average number of shares outstanding in the prior calendar year. Requests precluded by this test would not be considered in the test below.

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Finally, if necessary, we would limit all redemption requests, including those sought within two years of a stockholder’s death, on a pro rata basis so that the aggregate of such redemptions during any calendar year do not exceed 100% of the net proceeds from our dividend reinvestment plan during the calendar year.

Termination of Insurance-backed Funding for Share Redemption Program

On February 18, 2010, our stockholders also approved the termination of the insurance policy that would have provided funding for the redemption of shares under our SRP in the event that we were to receive an unusually large number of redemption requests sought within two years of a stockholder’s death. With the amendment to our SRP described above, the insurance policy no longer offers any benefit. We anticipate savings of approximately $675,000 per year in insurance premiums as a result of the termination of the policy.